Roche

Investor Upda

August 15, 2002

Tender offer bid for Chugai shares

Roche announces the commencement of a tender offer for 30 million Chugai shares at a share price of Yen 2800 each. The tender offer is part of a transaction in which Roche will gain a 50.1% ownership of Chugai. The tender offer period begins August 16 and ends September 19, 2002, and will be open to all Chugai shareholders.

If there is an oversubscription of the tender offer bid, shares will be accepted from shareholders on a pro rata basis.

Nomura Securities serves as a tender offer agent to Roche. To obtain information on the handling process of the tender offer and to participate in the tender offer Japanese-resident shareholders should approach any Nomura branch directly. Shareholders resident outside of Japan are requested to contact Nomura through their custodian bank

Your IR contacts:

Dr. Karl Mahler	Dr. Mathias Dick	Dianne Young
Tel: +41 (61) 687 85 03	Tel: +41 (61) 688 80 27	Tel: +41 (61) 688 93 56
email: karl.mahler@roche.com	email: mathias.dick@roche.com	email: dianne.young@roche.com

US investors please contact:
Richard Simpson
Tel: +41 (61) 688 48 66
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

dlw 8/19

Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Basel, 14 August 2002

Roche Group with marked increase in operational profitability
Sales and profit projections for 2002 reaffirmed

- Sales by core businesses — pharmaceuticals and diagnostics combined — up 7% in local currencies (3% in Swiss francs)
- Above-average 19% gain in adjusted operating profit in local currencies (12% in Swiss francs)
- Global market lead in oncology extended as sales of cancer products rise 31% in local currencies
- Roche Diagnostics again posts double-digit growth, further extending global market lead
- Net income down 28% due to lower financial income and higher taxes
- Preparations for sale or demerger of Vitamins and Fine Chemicals Division moving ahead as planned
- Roche reaffirms projection of mid- to high single-digit sales growth in local currencies and further improvements in operating and EBITDA margins for full year

Commenting on the first-half figures, Roche Chairman and CEO Franz B. Humer said, "In the first half of 2002 the adjusted results for the Roche Group's core Pharmaceuticals and Diagnostics Divisions showed another substantial sales increase and an even stronger improvement in operating profitability. Expressed in local currencies, sales revenues from these businesses rose 7%, and operating profit was up by an impressive 19%. Owing to negative developments on financial markets, however, financial income was down significantly from the previous-year period. Total net income for the Group fell 28% to 1.8 billion Swiss francs in the first half-year. On an adjusted basis, net income was 2.1 billion Swiss francs (down 27%). We are confident of our ability to meet all full-year sales and earnings expectations announced early this year."

F. Hoffmann-La Roche AG CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Key figures in millions of CHF

	Figures reported in the interim condensed consolidated financial statements				Results reported on an adjusted basis[a]			
	2002	2001	% Change CHF	LCs	2002	2001	% Change CHF	LCs
ales	14,737	14,469	+2	+6	13,107	12,735	+3	+7
BITDA[b]	3,203	3,399	-6	+1	3,790	3,532	+7	+14
perating profit	1,717	1,725	0	+9	2,420	2,166	+12	+19
et income	1,801	2,517	-28		2,084	2,843	-27	
iluted EPS (CHF)	2.14	2.96	-28		2.46	3.34	-26	

a) The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only the continuing businesses. See page 74 of the Annual Report 2001 for a full description and page 24 of the half-year report 2002 for a reconciliation.

b) EBITDA: Earnings before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before depreciation and amortisation, including impairment.

Roche Group

Higher sales and operating profit margins

Excluding the vitamins and fine chemicals business, Group sales increased to 13.1 billion Swiss francs, a gain of 7% in local currencies. Sales for the period showed a slower 3% rise in Swiss francs, owing to the significant weakening of the euro and US dollar against the franc. Preparations for a sale or demerger of the Vitamins and Fine Chemicals Division are moving forward as planned. Following a gain of 8% in local currencies in the first three months of the year, prescription drug sales in the second quarter increased 5% compared with last year's strong second-quarter results. In line with expectations, pharmaceutical sales growth averaged 6% in the first two quarters. Sales growth in the Diagnostics Division accelerated from a first-quarter rate of 11% to 13% in the second quarter, strengthening the division's global market lead.

The further significant improvement in the earning power of the Group's core pharmaceuticals and diagnostics businesses was especially positive. Combined operating profit from these businesses grew faster than sales, advancing 12% (19% in local currencies) to 2.4 billion Swiss francs and increasing the return on pharmaceutical and diagnostics sales from 17% to 18.5%. The operating profit and EBITDA margins on pharmaceuticals each rose two percentage points, to 21% and 31%, respectively. Healthy product sales contributed to these margin gains, as did the restructuring programme launched by the Pharmaceuticals Division a year ago, which has kept expenditures on manufacturing, marketing, distribution and R&D growing at a slower rate than sales.

The marked fall in financial income during the first half-year was primarily due to the downturn on world financial markets. Lower financial income, combined with a drop in operating profit in the Vitamins and Fine Chemicals Division, a substantially higher effective tax rate and provisions for the

licensing dispute between Genentech and California-based City of Hope Medical Center, caused net income to decline 28% from the previous year to 1.8 billion Swiss francs. Excluding special items, net income totalled 2.1 billion Swiss francs. The Group's adjusted gross cash flow (EBITDA) remained strong, at 3.8 billion Swiss francs.

Pharmaceuticals Division

Sales in line with expectations; operating margin improves further

Key figures	In millions of CHF	% Change in CHF sales	% Change in local currency sales	As % of sales
Sales[1]	9,486	1	6	100
Total prescription drugs[1]	8,697	2	6	92
Roche prescription drugs[1]	7,114	-1	3	
Genentech prescription drugs	1,583	19	24	
OTC	789	-5	-2	8
EBITDA[2]	2,942	8	15	31.0
Operating profit[2]	1,994	12	19	21.0

1) Sales figures are adjusted to include reclassification of sales to the Vitamins and Fine Chemicals Division.
2) On an adjusted basis.

Prescription drugs — significantly improved operating profit margin

As expected, prescription drug sales (divisional sales excluding OTC) increased at a mid-single-digit rate (6%) in local currencies. Growth was lower in Swiss francs (2%), owing to the weakness of the US dollar, euro and yen, the Group's three major trading currencies. Roche's leading oncology products posted double-digit growth, as did a number of its other products, including NeoRecormon and CellCept. Another notable positive development was the unexpectedly slight decline in sales of Roaccutan/Accutane, which went off patent in the United States in February. On an adjusted basis, operating profit and EBITDA on prescription drug sales rose 12% and 9%, respectively, to 1,854 million and 2,779 million Swiss francs. The operating profit margin increased to 21.3%, helped by healthy sales of Roche prescription medicines, the continued positive impact of restructuring measures and good growth at Genentech. The EBITDA margin improved to 32.0%.

Roche increased its prescription drug sales in all regions except Latin America, where weak economic performance had a negative impact on business. In the key US and Japanese markets sales growth was in the double-digit range.

Oncology — number one and growing

In the first half of 2002 Roche reinforced its position as the world's number one oncology company, as sales of anticancer products[1] rose 31% in local currencies to a total of over 2.4 billion Swiss francs. Mabthera/Rituxan, for non-Hodgkin's lymphoma (NHL), has now become Roche's top-selling

[1] Oncology portfolio: MabThera/Rituxan, Herceptin, Xeloda, Bondronat, Kytril, Furtulon, Neupogen (25%) and Roferon-A (60%).

prescription pharmaceutical, helped in large part by EU approval of the product for use in aggressive NHL. Sales of Xeloda, which is used to treat colorectal and breast cancer, more than doubled during the first half-year. This tumour-selective medicine has been shown to confer a survival benefit in breast cancer. Already available in over 70 countries, it was approved in March by the EU regulatory authorities for use alone or in combined chemotherapy to treat metastatic breast cancer. Herceptin, a monoclonal antibody used in the targeted treatment of breast cancer, continued to show strong growth. Sales of Kytril, a product used in supportive cancer care, were down from the first half of 2001. Efforts to stimulate sales have led to a return to growth, with the product posting a 17% increase in local currencies over last year's second-half result, to 215 million Swiss francs.

Transplantation — good growth maintained

CellCept continued to consolidate its position as the cornerstone of immunosuppressive therapy in transplant patients, with first-half sales advancing 13% in local currencies to 558 million Swiss francs. Thanks to its low toxicity profile, CellCept is now the leading branded medicine for this indication in the United States. Another highlight of the first half-year was an agreement signed in April with Isotechnika, a life sciences company based in Canada, to co-develop its innovative transplantation medicine ISA$_{TX}$247. Early studies suggest that this drug, currently in phase II clinical testing, may be more potent and less toxic than other immunosuppressants in its class.

Virology — landmark approval for Pegasys in Europe

Following a positive recommendation issued early this year by the Committee for Proprietary Medicinal Products (CPMP), Pegasys was approved in the European Union in June for use in hepatitis C. Prior to EU regulatory clearance, this medicine had already been approved for sale in over 20 countries. The Netherlands became the first EU country to also approve Roche's ribavirin product, Copegus, which was developed for use in combination with interferon-alfa and peginterferon alfa-2a (Pegasys) in chronic hepatitis C. US filings for Pegasys as monotherapy and in combination with Copegus are making good progress towards approval. Based on the priority review designations granted by the Food and Drug Administration, Roche expects the applications to be approved by the end of this year.

In the anti-AIDS segment, sales of the protease inhibitors Viracept and Invirase/Fortovase decreased from the year-earlier period, mainly due to increased competition and the timing of government tender business in Latin America. In ongoing phase III clinical trials Fuzeon (T-20), the first HIV fusion inhibitor, has so far proven to be even more effective than expected. Fuzeon blocks HIV entry into host cells and will be used to treat patients infected with strains of the virus that are resistant to other antiretroviral therapies. Regulatory filings are planned for the third quarter of this year. Combined sales of Cymevene and Valcyte were up for the period, led by demand for Valcyte, an oral pro-drug formulation. Since being approved for AIDS-related retinitis in its first market, the United States, in 2001, Valcyte has established itself as a potent drug for combating eye infections caused by cytomegalovirus (CMV retinitis), which often afflict HIV patients and others with compromised

immune systems. In March Valcyte was approved for this indication in Europe. Roche intends to submit marketing applications this autumn in the European Union and the United States for the use of Valcyte for prevention of CMV disease in organ transplant recipients, which is likely to become the product's main indication. Another mild flu season resulted in low sales of Tamiflu. In June the European Union approved the product for both treatment and prevention of influenza A and B. This positive news means that Tamiflu will be available worldwide for the 2003 flu season.

Other key products — generic competition for Accutane yet to emerge

First-half sales of Roaccutan (Accutane in the United States), for severe acne, were stronger than expected, declining only 3% for the period (in local currencies). Although Accutane has gone off patent in the United States, tight restrictions on prescribing the drug have so far delayed the market entry of generic competitors. Sales of NeoRecormon, our leading treatment for anemia, grew by nearly one-third in the first six months of 2002. Apart from the product's established use in patients with impaired renal function, sales were driven by increased prescribing for anemia associated with cancer. With approval of a once-weekly dosage form for use in cancer patients anticipated by the end of this year, this growth trend is expected to continue. Xenical remained the leading weight management drug on the market, despite an 18% sales decline in local currencies. Recently submitted data on Xenical's role in treating overweight patients with type 2 diabetes have led to label changes in the European Union and to Canadian and Australian approvals of the drug in type 2 diabetes. Rocephin sales were up by a healthy 6% over last year in local currencies, despite generic erosion in Europe and a mild flu season. Unlike many established antibiotics, Rocephin remains highly effective against a broad spectrum of bacteria after more than 20 years on the market, thus ensuring its continued popularity with physicians.

Solid pipeline — 17 new drug applications planned up to the end of 2007

With a total of 136 projects in research and 76 projects in development — including 35 new molecular entities — Roche has increased the size and quality of its pharmaceuticals pipeline. Precise product profiles have been defined for all developmental compounds, and Roche expects each of its new products to provide genuine added value for patients, healthcare professionals and payers. Over the next five years Roche expects to file 17 new drug applications in key therapeutic areas such as oncology, HIV/AIDS, anxiety/depression, stress incontinence and rheumatoid arthritis. Regularly updated information on Roche's development pipeline is available on the Internet at http://www.roche.com/home/investor/inv-pipeline.htm.

Roche Consumer Health — further profitability gains

Sales of non-prescription medicines by Roche Consumer Health (RCH) were down 2% in local currencies and 5% in Swiss francs to 789 million Swiss francs. The decline can be traced to two markets where results were below expectations. In the United States sales of Aleve by our joint venture with Bayer declined 14% from the previous year, and in Argentina sales fell 61% as a result of the national economic

crisis. In its other markets RCH averaged 4% growth in local currencies. Despite difficult market conditions, RCH continued to improve its profitability. Operating profit totalled 140 million Swiss francs, for a year-on-year increase of 15%. This improvement was achieved primarily by reducing marketing expenditures and targeting resources more effectively. The operating margin increased from 14.6% to 17.7%.

Diagnostics Division

Firmly on growth track

Key figures	In millions of CHF	% Change in CHF sales	% Change in local currency sales	As % of sales
Sales	3,621	7	12	100
Diabetes Care	1,235	10	15	34
Near Patient Testing	297	4	9	8
Centralized Diagnostics	1,301	3	8	36
Molecular Diagnostics	493	16	23	14
Applied Science	295	5	10	8
EBITDA	982	6	11	27.1
Operating profit	561	13	19	15.5

In the first half of 2002 the Diagnostics Division continued the strong sales growth of the previous years, further extending its leadership of the global market. All five business areas contributed to this solid performance, led by Molecular Diagnostics and Diabetes Care, the division's most profitable businesses Thanks to above-average sales growth, mainly in Molecular Diagnostics and Diabetes Care, the division's operating profit margin increased further, as did operating profit and EBITDA. Sales advanced at double-digit rates and well ahead of market growth in Europe and North America, the division's two biggest markets, as well as in Japan and the Asia–Pacific region. The increases in the Japanese and Asia–Pacific markets are especially notable in view of the difficult economic conditions there.

Diabetes Care — additional market-share gains for Accu-Chek

The Diabetes Care business area's Accu-Chek product family comfortably maintained its global market leadership in the diabetes monitoring sector, with the Accu-Chek Advantage blood glucose meter again the top-selling product. The global roll-out of Accu-Chek Active is moving ahead successfully, and the launch of Accu-Chek Compact in Europe and the United States is also off to a very promising start. Further product launches should help maintain sales growth through the second half-year. The new products include the highly innovative Accu-Chek Advantage Module, approved by the Food and Drug Administration in June. The module is a miniaturised glucose meter designed for use with a personal digital assistant (PDA). Using Roche's new Accu-Chek Pocket Compass software, the PDA stores and analyses glucose readings taken with the module. For hospitals Roche Diagnostics markets the Accu-Chek Inform System, a complete glucose monitoring package featuring built-in data management and networking capabilities.

Near Patient Testing — Hospital Point of Care growth nearly double the market rate

Sales by Near Patient Testing, which supplies point-of-care tests for use in doctors' offices and at the hospital bedside, showed further gains in the first half of 2002, thanks primarily to strong sales in Japan (up almost 38%) and the Asia–Pacific region (up 35%). The Hospital Point of Care unit grew almost twice as fast as the market, fuelled by strong sales of cardiac assays and DataCare, an information management system now available in many European countries. The outstanding success of Roche Diagnostics' coagulation monitoring products in the United States (up 46%) is the result of eight years of sustained market development efforts. The Primary Care unit continued to deliver steady growth and high profitability.

Centralized Diagnostics — successful Elecsys and Integra product lines

Centralized Diagnostics also outperformed the market by a considerable margin, with dynamic sales growth driven mainly by the Elecsys (immunodiagnostics) and Integra (clinical chemistry) product lines and products for hematology. In the United States major multi-year contracts were signed with Novation and Premier, two leading healthcare group purchasing organisations, under which Roche Diagnostics will supply clinical chemistry and immunodiagnostic products to over 3,500 hospitals and healthcare sites. The launch of the integrated Modular Analytics SWA, the first commercially available serum work area that performs clinical chemistry and immunoassay tests on a single platform, has laid the foundation for further successful market development. Centralized Diagnostics continued to expand the test menu for the E170 module. Elecsys pro•BNP, a highly innovative assay for heart failure, has now been launched throughout Europe. The introduction of this new test in the United States and Japan is expected to have a further positive impact on sales.

Roche has lodged an appeal against the judgement issued in the Igen case in April by a lower court in the United States. Roche will continue to develop the electrochemiluminescence (ECL) technology and provide customers with its full range of ECL products and services.

Molecular Diagnostics — dynamic blood screening segment

Molecular Diagnostics further extended its market lead, the strongest growth coming from its blood screening tests. PCR-based tests for hepatitis C and quantitative tests for HIV remained the top revenue earners. There is increasing demand for tests for sexually transmitted diseases. By acquiring a broad portfolio of patents pertaining to human papillomavirus (HPV), now recognised as an important screening target in the early detection of cervical cancer, Roche is gaining access to an important new market segment. Through its alliances and contracts with Qiagen and Institut Pasteur the division is systematically broadening its competence in the highly promising field of gene amplification-based molecular diagnostics. Cobas TaqMan, Roche Diagnostics' next-generation automated PCR analyser, was launched in the United States in January. The global roll-out of a smaller version of TaqMan, scheduled to begin late this year, will open up new market segments for the division.

Applied Science — LightCycler and MagNa Pure LC systems drive growth

The double-digit sales increase recorded by Applied Science is another very good result, especially given the poor overall growth of this market segment. Products launched in the last few years, including the LightCycler and MagNa Pure LC systems, contributed to this strong performance. The first part of 2002 saw launches of the first LightCycler-based products for food testing. Demand for such applications is particularly strong in Europe and Japan.

Vitamins and Fine Chemicals Division

Economic slowdown affects division's results

Key figures	In millions of CHF	% Change in CHF sales	% Change in local currency sales	As % of sales
Sales	1,747	-4	-1	100
Vitamins	913	-2	+3	52
Carotenoids	336	-10	-6	19
Other fine chemicals	498	-4	0	29
EBITDA	256	-23	-18	14.7
Operating profit	140	-39	-33	8.0

The Vitamins and Fine Chemicals Division improved its performance in the second quarter of 2002, after experiencing a slow start in the first three months due to economic conditions. Sales in local currencies were nearly level with the year-earlier figure. Weak demand from the fish farming industry and a slight decline in prices in local currencies led to reductions in operating profit, operating profit margin and EBITDA. Compared with the second half of 2001, however, the division's operating profit and EBITDA margins showed a modest increase. Business was affected by the generally difficult economic conditions in Europe — the division's largest market — and above all in Latin America. By contrast, the division successfully expanded its market share in North America and the Asia–Pacific region, particularly in China.

The division's market leadership is built on working closely with its customers. The continued growth of premix sales to the human and animal health and nutrition segments shows that the division is on the right track in expanding its facilities for premix manufacturing, an area where it is particularly strong. State-of-the-art premix plants went into operation in China, South Africa and Vietnam in the first six months of the year, further enhancing the division's competitive edge in terms of both the range of products and the services it can provide to these growth markets.

Outlook

Full-year projections reaffirmed

As announced in late February, barring unforeseen events, Roche expects consolidated sales growth in local currencies to be in the mid- to high single-digit range for 2002 as a whole and anticipates a further improvement in the Group's operating profit and EBITDA margins. The planned consolidation of Chugai from 1 October should add roughly two percentage points to full-year sales growth. For 2003 there is every indication that Group sales will accelerate into double-digit growth, fuelled by the roll-out of new products such as Pegasys and Fuzeon, continued strong sales growth at Roche Diagnostics and the consolidation of Chugai. Roche expects full-year net financial income for 2002 to be roughly equal to the figure for the first half of the year.

Pharmaceuticals Division — mid-single-digit sales growth

The Pharmaceuticals Division still expects sales growth for the full year to be in the mid-single-digit range in local currencies (excluding Chugai). The oncology portfolio in particular is expected to continue delivering strong sales growth in the second half, helped by the anticipated approval of Xeloda in Japan for single-agent therapy in metastatic breast cancer. In July the US Food and Drug Administration granted priority review status to Roche's filing for Pegasys in combination with Copegus, which means that a decision should be made by the end of the year. Roche also anticipates that the FDA will approve Pegasys as monotherapy for hepatitis C in the fourth quarter of 2002. Marketing applications for Fuzeon will be submitted in the third quarter of this year, and Roche anticipates approvals in the first quarter of 2003; Fuzeon has already received fast-track designation from the FDA. Overall, the division expects its margins to be higher this year than in 2001, despite the costs relating to new product launches that will be incurred in the second half-year, and despite the fact that generic competition for Roaccutan/Accutane cannot be ruled out. Profit margins in the Pharmaceuticals Division are expected to remain more or less steady in 2003, with the synergies resulting from the integration of Chugai starting to take full effect in 2004. Roche is therefore confident that it will achieve its goal of increasing the division's operating margin to roughly 25% over the next three years.

Diagnostics Division — continued double-digit sales growth

The Diagnostics Division is poised to continue expanding its global market lead through the second half of the year. Recent and upcoming product launches should help maintain dynamic sales growth even as the market environment becomes more difficult. A strategic focus on molecular diagnostics and a product portfolio that increasingly includes information management solutions will form the basis for future value growth at Roche Diagnostics. The division is systematically targeting its activities to exploit the potential these new developments are creating for more individualised diagnosis and treatment of disease. It anticipates double-digit sales growth in 2003. Roche Diagnostics expects a further

improvement in margins for 2002 after the gains of the previous year and is aiming for an operating margin of slightly better than 20% by 2006.

Vitamins and Fine Chemicals Division — low single-digit sales growth

The Vitamins and Fine Chemicals Division sees a market recovery shaping up before the year is out and expects low single-digit sales growth in local currencies. Despite the improved business outlook for the second half-year, however, the division is unlikely to make up for the first-half decline in operating profit. Given current market conditions and the strong Swiss franc, the division's operating profit and EBITDA margins will probably fall short of their year-earlier levels. The preparations announced earlier this year for a sale or demerger of the division are proceeding according to plan.

The Roche Half Year Report 2002 and the presentations for the media conference will be available at http://www.roche.com from 7:00 am CET and 10:00 am CET, respectively. The media conference in Basel will be webcast on the Internet in English and German, starting at 10:00 am CET.

Planned reporting dates in 2002
10 October Third quarter sales

1. Income statement in millions of CHF

	Figures reported in the interim financial statements			Figures reported on an adjusted basis		
	2002	2001	% change	2002	2001	% change
Sales	14,737	14,469	+2	13,107	12,735	+3
Cost of sales	(4,236)	(4,274)	-1	(3,125)	(3,106)	+1
Gross profit	10,501	10,195	+3	9,982	9,629	+4
Marketing and distribution	(4,073)	(4,132)	-1	(3,862)	(3,923)	-2
Research and development	(1,939)	(1,955)	-1	(1,880)	(1,893)	-1
Administration	(615)	(606)	+1	(563)	(556)	+1
Amortisation of intangible assets	(774)	(779)	-1	(764)	(779)	-2
Impairment of long-term assets	(2)	-	-	(2)	-	
Pharmaceuticals Division restructuring						
- impairment of long-term assets	-	(204)	-	-	-	
- other restructuring costs	(65)	(465)	-86	-	-	
Other operating income (expense), net	(538)	(329)	+64	(491)	(312)	+57
Major legal cases	(778)	-	-	-	-	
Operating profit	1,717	1,725	0	2,420	2,166	+12
Financial income (expense), net	520	1,472	-65	612	1,506	-59
Profit before taxes	2,237	3,197	-30	3,032	3,672	-17
Income taxes	(573)	(692)	-17	(890)	(840)	+6
Profit after taxes	1,664	2,505	-34	2,142	2,832	-24
Income applicable to minority interests	148	(24)	-	(47)	(29)	+62
Share of result of associated companies	(11)	36	-	(11)	40	-
Net income	1,801	2,517	-28	2,084	2,843	-27
Diluted earnings per share and non-voting equity security (CHF)	2.14	2.96	-28	2.46	3.34	-26

2. Balance sheet in millions of CHF

	30 June 2002	31 December 2001	% change
Long-term assets	33,217	36,411	-9
Current assets	33,341	38,875	-14
Total assets	**66,558**	75,286	-12
Equity	27,064	28,973	-7
Minority interests	3,748	4,894	-23
Non-current liabilities	23,058	25,772	-11
Current liabilities	12,686	15,647	-19
Total equity, minority interests and liabilities	66,558	75,286	-12

3. Cash flows and net liquidity in millions of CHF / Six months ended 30 June

Cash flow statement

	2002	2001
Cash generated from operations	4,250	3,722
Costs of major legal cases paid	(2,574)	(46)
Other operating cash flows	(352)	(845)
Operating activities before income taxes	1,324	2,831
Income taxes paid (all activities)	(805)	(366)
Operating activities	519	2,465
Financing activities	(3,630)	(2,269)
Investing activities	2,434	(686)
Net effect of currency translation on cash	(110)	55
Increase (decrease) in cash	(787)	(435)

4. Reconciliation of reported figures to adjusted basis in millions of CHF

Six month period ended 30 June 2002	Sales to third parties	EBITDA	Operating profit	Net income
As reported in the interim consolidated financial statements	14,737	3,203	1,717	1,801
Discontinuing operations				
Results of Vitamins and Fine Chemicals Division prior to demerger	(1,747)	(256)	(140)	(39)
Reclassification of inter-company sales to Vitamins and Fine Chemicals Division as sales to third parties	117	-	-	-
Major restructuring				
Non-recurring costs of 'Re-shaping for Future Growth' initiative	-	65	65	65
Legal cases				
Additional charges in respect of Genentech legal cases	-	778	778	778
Income taxes	-	-	-	(330)
Minority interest	-	-	-	(191)
Results on an adjusted basis	13,107	3,790	2,420	2,084

Six month period ended 30 June 2001	Sales to third parties	EBITDA	Operating profit	Net income
As reported in the interim consolidated financial statements	14,469	3,399	1,725	2,517
Discontinuing operations				
Results of Vitamins and Fine Chemicals Division prior to demerger	(1,819)	(332)	(228)	(145)
Reclassification of inter-company sales to Vitamins and Fine Chemicals Division as sales to third parties	85	-	-	-
Major restructuring				
Non-recurring costs of 'Re-shaping for Future Growth' initiative	-	465	669	669
Income taxes	-	-	-	(198)
Results on an adjusted basis	12,735	3,532	2,166	2,843

5. Divisional results (on an adjusted basis) in millions of CHF / Six months ended 30 June

2002	Divisional sales to third parties	EBITDA	EBITDA as % of sales	Operating profit	Operating profit as % of sales
Pharmaceuticals	9,486	2,942	31.0	1,994	21.0
of which					
Total Prescription	8,697	2,779	32.0	1,854	21.3
- Roche prescription	7,114	2,177	30.6	1,684	23.7
- Genentech prescription	1,583	602	38.0	170	10.7
OTC	789	163	20.7	140	17.7
Diagnostics	3,621	982	27.1	561	15.5
Other	-	(134)	-	(135)	-
Group total	13,107	3,790	28.9	2,420	18.5
2001					
Pharmaceuticals	9,361	2,715	29.0	1,783	19.0
of which					
Total Prescription	8,527	2,559	30.0	1,661	19.5
- Roche prescription	7,199	2,116	29.4	1,632	22.7
- Genentech prescription	1,328	443	33.4	29	2.2
OTC	834	156	18.7	122	14.6
Diagnostics	3,374	930	27.6	498	14.8
Other	-	(113)	-	(115)	-
Group total	12,735	3,532	27.7	2,166	17.0

EBITDA: Earnings before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before depreciation and amortisation, including impairment.

6. Sales January to June 2002 and 2001

January – June	2002 CHF m	2001 CHF m	% change In CHF	% change In local currencies
Pharmaceuticals (adjusted[1])	9'486	9'361	1	6
Roche Prescription (adjusted[1])	7'114	7'199	-1	3
Genentech Prescription	1'583	1'328	19	24
Total Prescription (adjusted[1])	8'697	8'527	2	6
OTC	789	834	-5	-2
Diagnostics	3'621	3'374	7	12
Group core businesses (adjusted[1])	13'107	12'735	3	7
Vitamins and Fine Chemicals	1'747	1'819	-4	-1
Reclassification[1]	-117	-85		
Group (financial statements)	14'737	14'469	2	6

[1] Sales in 2002 and 2001 are adjusted to include the reclassification of CHF 117 m and CHF 85 m of sales to the Vitamins and Fine Chemicals Division as divisional sales to third parties

7. Quarterly local sales growth by Division in 2001 and 2002

	Q3 2001 vs. Q3 2000	Q4 2001 vs. Q4 2000	Q1 2002 vs. Q1 2001	Q2 2002 vs. Q2 2001
Pharmaceuticals (adjusted[1])	10%	12%	7%	5%
Roche Prescription(adjusted[1])	8%	9%	5%	2%
Genentech Prescription	36%	38%	23%	25%
Total Prescription (adjusted[1])	12%	14%	8%	5%
OTC	-1%	-1%	-3%	0%
Diagnostics	13%	11%	11%	13%
Group core businesses (adjusted[1])	11%	12%	8%	7%
Vitamins and Fine Chemicals	4%	-1%	-2%	1%
Group (financial statements)	10%	10%	6%	6%

[1] Sales are adjusted to include the reclassification of sales to the Vitamins and Fine Chemicals Division as divisional sales to third parties

8. Top 20 prescription medicines sales[1] and local growth[2] in the first half of 2002, US and non-US sales

	Total		US		Non-US	
	CHF m	%	CHF m	%	CHF m	%
MabThera/Rituxan	1'094	54%	842	45%	252	94%
Rocephin	913	6%	555	16%	358	-5%
Roaccutan/Accutane	569	-3%	384	-4%	185	-2%
CellCept	558	13%	304	4%	254	26 %
Herceptin	469	38%	267	11%	202	102%
Neo Recormon	442	29%	-	-	442	29%
Xenical	409	-18%	109	-26%	300	-16%
Nutropin/Protropin	241	21%	235	21%	6	14%
Kytril	215	-9%	103	-25%	112	12%
Xeloda	213	113%	127	103%	86	131%
Cymevene/Valcyte	165	16%	117	18%	48	10%
Pulmozyme	161	9%	99	15%	62	1%
Dilatrend	160	22%	-	-	160	22%
Viracept	156	-27%	-	-	156	-27%
Activase/TNKase	154	-17%	139	-17%	15	-13%
Torem	132	21%	81	21%	51	22%
Lexotan	127	-4%	-	-	127	-4%
Furtulon	123	-5%	-	-	123	-5%
Madopar	120	3%	-	-	120	3%
Inhibace/Inhibace Plus	115	-4%	-	-	115	-4%

[1] Roche Rx and Genentech Rx combined [2] compared to H1 2001

9. Top 20 prescription medicines quarterly local sales growth[1] in 2001 and 2002

	Q3 2001 vs. Q3 2000	Q4 2001 vs. Q4 2000	Q1 2002 vs. Q1 2001	Q2 2002 vs. Q2 2001
MabThera/Rituxan	83%	87%	51%	56%
Rocephin	-1%	-5%	27%	-12 %
Roaccutan/Accutane	-5%	-1%	-11%	8 %
CellCept	37%	38%	16%	10%
Herceptin	50%	68%	37%	39%
NeoRecormon	17%	26%	27%	31%
Xenical	8%	-1%	-17%	-20%
Nutropin/Protropin	11%	7%	22%	20%
Kytril	-	-	-18%	1%
Xeloda	115%	74%	160%	83 %
Cymevene/Valcyte	27%	50%	21%	10%
Pulmozyme	14%	2%	7%	11%
Dilatrend	30%	20%	23%	21%
Viracept	-16%	-17%	10%	-48%
Activase/TNKase	-4%	-11%	-17%	-17%
Torem	21%	-4%	28%	15 %
Lexotan	-3%	-2%	-3%	-6%
Furtulon	-3%	1%	-8%	-4%
Madopar	4%	5%	3%	4%
Inhibace/Inhibace Plus	2%	7%	-2%	-6%

[1] Roche Rx and Genentech Rx combined

10. Prescription medicines quarterly local sales growth[1] US in 2001 and 2002

	Q3 2001 vs. Q3 2000	Q4 2001 vs. Q4 2000	Q1 2002 vs. Q1 2001	Q2 2002 vs. Q2 2001
MabThera/Rituxan	81%	77%	44%	46%
Rocephin	-3%	-4%	48%	-11 %
Roaccutan/Accutane	-10%	-1%	-15%	13 %
CellCept	35%	36%	6%	3%
Herceptin	19%	43%	10%	11%
NeoRecormon	-	-	-	-
Xenical	5%	-17%	-18%	-32%
Nutropin/Protropin	11%	7%	22%	20%
Kytril	-	-	-35%	-11 %
Xeloda	108%	24%	174%	62 %
Cymevene/Valcyte	36%	77%	28%	8 %
Pulmozyme	16%	-5%	10%	20 %
Dilatrend	-	-	-	-
Viracept	-	-	-	-
Activase/TNKase	-6%	-12%	-18%	-16%
Torem	11%	-20%	33%	12%
Lexotan	-	-	-	-
Furtulon	-	-	-	-
Madopar	-	-	-	-
Inhibace/Inhibace Plus	-	-	-	-

[1] Roche Rx and Genentech Rx combined

11. Prescription medicines quarterly local sales growth[1] Non-US in 2001 and 2002

	Q3 2001 vs. Q3 2000	Q4 2001 vs. Q4 2000	Q1 2002 vs. Q1 2001	Q2 2002 vs. Q2 2001
MabThera/Rituxan	91%	136%	86%	102 %
Rocephin	0%	-5%	3%	-13%
Roaccutan/Accutane	7%	-2%	-2%	-2%
CellCept	39%	39%	29%	22%
Herceptin	178%	151%	104%	100%
NeoRecormon	17%	26%	27%	31%
Xenical	10%	5%	-16%	-15%
Nutropin/Protropin	11%	14%	18%	12%
Kytril	-	-	12 %	12%
Xeloda	126%	205%	141%	124 %
Cymevene/Valcyte	12%	13%	6%	15 %
Pulmozyme	10%	15%	3%	-1%
Dilatrend	30%	20%	23%	21%
Viracept	-16%	-17%	10%	-48%
Activase/TNKase	7%	-6%	-3%	-20%
Torem	41%	38%	22%	22%
Lexotan	-5%	-2%	-3%	-6%
Furtulon	-3%	1%	-8%	-4%
Madopar	4%	5%	3%	4%
Inhibace/Inhibace Plus	2%	7%	-2%	-6%

[1] Roche Rx and Genentech Rx combined